BullFrog AI Holdings, Inc.

325 Ellington Blvd, Unit 317

Gaithersburg, MD 20878

June 8, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Science

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re: BullFrog AI Holdings, Inc., Registration Statement on Form S-1, Filed on May 29, 2026, File No. 333-296363

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), BullFrog AI Holdings, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated to June 10, 2026, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Registrant acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Ballard Spahr LLP by calling Peter Jaslow at (856) 761-3447. Please direct any questions regarding the Registration Statement or this request to Peter Jaslow.

Very truly yours,

BullFrog AI Holdings, Inc.

By:	/s/ Josh Blacher
Josh Blacher
Chief Financial Officer

cc:	Peter Jaslow, Esq.